FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of September 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[(English Translation) Report on Stock Repurchase]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: September 20, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

(English Translation) Report on Stock Repurchase

Applicable Provision	Article 24-6, paragraph 1 of Securities and Exchange Law

Filing with:	Director General of Kanto Finance Bureau

Filing Date	September 7, 2005

Reported Month	From July 1, 2005 to July 31, 2005

Company Name	Nomura Holdings, Inc.

Title and Name of Representative Person	President & CEO Nobuyuki Koga

Address of Principal Office	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN

Telephone Number	81-3-5255-1000

Contact Person	Katsuo Tsunematsu Nomura Holdings, Inc. Managing Director of General Affairs Dept.

Contact Place	Same as the above

Telephone Number	Same as the above

Place of Public Reference	Tokyo Stock Exchange, Inc. (2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd. (1-8-16, Kitahama, Chuo-ku, Osaka)

Nagoya Stock Exchange Co., Ltd. (3-3-17, Sakae, Naka-ku, Nagoya)

Class of Shares                            Common Stock

1. State of Stock Repurchase

(1) Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders

Not applicable.

(2) Repurchase from Subsidiaries

Not applicable.

(3) Repurchase in accordance with the Resolution at the Board of Directors

		Number of Shares	Purchase Amount (yen)
Authorization pursuant to the resolution of the Board of Directors (May 18, 2005)		25,000,000	37,500,000,000
	Date
Repurchase during the Reported Month	August 3	823,900	1,098,970,600
(Repurchase Date)	4	1,100,000	1,491,100,000
	5	1,660,000	2,268,398,300
	8	1,177,700	1,582,432,700
	9	1,350,500	1,829,626,500
	10	339,600	473,042,200
	19	422,000	607,436,000

Total		6,873,700	9,351,006,300

Aggregate Number and Amount of Shares Repurchased as of the end of the Reported Month		11,501,500	15,507,993,900

Progress of Stock Repurchase (%)		46.0%	41.4%

2. Disposition of Shares Repurchased

Not applicable.

3. Possession of Shares Repurchased

as of August 31, 2005

Number of Shares
Total Number of Outstanding Shares	1,965,919,860
Number of Shares Repurchased	56,910,500